

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 29, 2009

via U.S. mail and facsimile

H. Thomas Hicks, Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, California 94111-2728

> **RE:** **URS Corporation**
> **Form 10-K for the Fiscal Year Ended January 2, 2009**
> **Filed March 3, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 3, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 22, 2009**
> **File No. 1-7567**

Dear Mr. Hicks:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Anagnosti, Staff Attorney, at (202) 551-3369, or in her absence, Jay E. Ingram, Legal Branch Chief, at (202) 551-3397.

Sincerely,

Terence O'Brien
Accounting Branch Chief